Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: January 21, 2020

IFF + N&B New Global Integrated Solutions Leader

TEAM INTRODUCTION Marc Doyle – CEO DuPont Darrell Ford—SVP & CHRO DuPont Matthias Heinzel – President DuPont N&B Barbara Pandos—Chief Communications Officer DuPont Sarah-Jane Jumppanen—Global Communications Director DuPont N&B

IFF’S TRANSFORMATIONAL JOURNEY Achieving our vision by building on our legacy to redefine our future 2015 2019E 2021E+ + + Sales Evolution ~$3B ~$5B ~$11B Employees 6,700 13,000 23,000 R&D Spend ~$250M ~$350M >$550M # of Granted Patents ~1,300 ~1,600 ~9,000 Differentiated Solutions Specialized provider Technical bundle Integrated Solutions Customers ~3,000 ~39,000 >40,000 #1 & #2 Taste, Scent, Nutrition, Positioning & #4 Taste & Scent #2 Taste & Scent Cultures, Enzymes, Probiotics, Capabilities Soy Proteins 3

COMPELLING COMBINATION

Complementary portfolios that build on the best of both capabilities & talent iff — A global leader in taste, scent and nutrition

- #2 in Flavor & Fragrances
- Leading natural capabilities
- Creative and innovation-led organization
- Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets)
- >80% sales outside North America
- Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives)
- Deep commitment to sustainability
- World-class operations & supply chain

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

~$11B	~$2.6B
Expected Annual Revenue	Expected Annual EBITDA(1)

COMBINED COMPANY

DuPont Nutrition & Biosciences — Leading value-added ingredients & solutions provider

- #1 or 2 positions in Nutrition, Cultures, Enzymes, Probiotics, Soy Proteins
- Customer-led innovation and R&D focused organization
- Deep customer relationships across food, nutrition, pharma and HPC customers
- Extensive global sales (with >60% outside North America) and applications capability
- Deep commitment to sustainability and product stewardship
- World-class operations and supply chain

(1) Before anticipated benefit of cost synergies

4

DuPont
Nutrition & Biosciences

INTRODUCTION TO DUPONT N&B

Innovation-driven portfolio of high-value, specialty ingredient businesses

Global Leader

10,000+	70+	30+	10,000+
employees	manufacturing sites	technology & innovation centers	customers

Leading Position in Shared End Markets



Food & Beverage
(Specialty Food Ingredients)



Dietary Supplements



Animal Nutrition



Home &
Personal Care



Pharma
Excipients

#1 or #2 across active Food & Beverage and Nutrition segments

#1 in Probiotics, Enzymes, Cultures, and Soy Protein

Strong Financial Profile

~$6B
2018 Pro Forma Net Sales

~23%
2018 Pro Forma Operating EBITDA Margin(1)

(1) Operating EBITDA is on a pro forma basis and is defined as earnings (i.e. income (loss) from continuing operations before income taxes) before interest, depreciation, amortization, nonoperating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding the impact of costs historically allocated to the materials science and agriculture businesses that did not meet the criteria to be recorded as discontinued operations and excluding significant items.

5

iff

DUPONT N&B BUSINESS OVERVIEW

Innovation-driven portfolio of high-value, specialty ingredient businesses

	Nutrition & Biosciences Portfolio		
	Health & Biosciences 39%	Food & Beverage 48%	Pharma Solutions 13%
Business Overview	World-leading bioscience innovator serving attractive markets with sustainable and high-performance solutions	Broadest portfolio of natural and plant-based specialty food ingredients	Global leader of functional cellulosic polymers & seaweed derived excipients for pharma & dietary supplements
Product Segments	• Probiotics, HMO, Fibers • Cultures, Food Enzymes and Protection • Home & Personal Care Enzymes • Animal Feed Enzymes & Nutrition (probiotics) • Biorefinery Enzymes • Microbial Control	• Functional Solutions • Protein Solutions • Emulsifiers & Sweeteners	• Controlled and immediate release • API (Alginates)
Key Products/ Brands	• HOWARU® • CARE4U™ • LITESSE® • FIBRIM® • AXTRA® PHY • GENENCARE® • KATHON® • PREFERENZ® • SILVADUR™ • XCELIS™ • YO-MIX® • HOLDBAC® • CHOOZIT®	• CREMODAN® • GRINDSTED® • RECODAN™ • DIMODAN® • PANODAN® • XIVIA® • SUPRO® • TRUPRO®	• AC-DI-SOL® • AQUACOAT® • AVICEL® • ETHOCEL™ • METHOCEL™ • POLYOX™ • SEAGEL®

Based on DuPont N&B's 2018 pro forma net sales.

6

iff

WHY IS DUPONT N&B ATTRACTIVE? Creating a global value-added ingredients & solutions provider ïƒ¼ Proven leader and trusted partner with our own customersïƒ¼ Deep focus on consumer-driven end marketsïƒ¼ Passionate commitment to a science-led, innovation-first culture ïƒ¼ Complementary capabilities & product portfolio with essentially no overlap ïƒ¼ Shares our dedication to sustainable practices, development and safety A business suited to partner alongside IFF to redefine our industry and become an invaluable partner for our customers 7

STRENGTHENING OUR VALUE PROPOSITION Enhancing our capabilities to be an invaluable partner STRATEGIC RATIONALE VALUE PROPOSITION BROADENS • Expands breadth of capabilities CATEGORY EXPOSURE • #1 or #2 position across high-value ingredients • Best-in-class R&D and innovation capabilities and EXPANDS R&D strongest industry pipeline to develop proactive solutions CAPABILITIES & EXPERTISE • Talent with both creative and scientific expertise • Largest R&D spend annually in industry at $>550M • More than 9,000 patents as combined company • Stronger & broadest differentiated product offerings DIFFERENTIATED INTEGRATED • Ability to improve speed to market SOLUTIONS • Greater simplification of supply chain

BROADENS CATEGORY EXPOSURE LEADER ACROSS ATTRACTIVE MARKETS Breadth of capability & exposure establishes strong competitive position Category Leader Position IFF + Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 âœ” Participates in the category DuPont N&B Functional Solutions(1) âœ” âœ” Beverage Emulsifiers & Lecithin âœ” & Sweeteners (2) âœ” Food Plant Protein (2) âœ” Cultures âœ” & Probiotics âœ” âœ” Health Bioscience Enzymes âœ” âœ” âœ” Animal Nutrition(1) âœ” âœ” âœ” âœ” Excipients âœ” Pharma Nutraceuticals(1) âœ” âœ” âœ” âœ” Flavors âœ” âœ” & Flavor Fragrance Fragrances âœ” Cosmetic Ingredients(1) âœ” âœ” âœ” âœ” Evolving Customer Demand For More Integrated Solutions 9 Source: Company information 1. Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional “leadership” HPC Capabilities 2. In relevant segments

EXPAND R&D CAPABILITIES

TECHNOLOGY & INNOVATION

Expanded capabilities through R&D and innovation platforms

Focused Technology & Innovation Platforms

NATURALS & BEYOND	DELIVERY SYSTEMS	MODULATION
BIOTECHNOLOGY	FOOD SCIENCE & APPLICATION	PHARMA EXCIPIENTS SCIENCE
INGREDIENTS	ACTIVE COSMETICS	HEALTH & NUTRITION
PROCESS TECHNOLOGY	ADVANCED ANALYTICAL SCIENCE	REGULATORY AFFAIRS & PRODUCT STEWARDSHIP

CHEMISTRY & MATERIAL SCIENCE

SUSTAINABILITY

Snapshot of Capabilities & Expertise

50+
Research, Creative & Application Centers

100s
Flavorists, Scent Design Managers and Perfumers, Chefs

>12,000
Total Patents Granted & Filed

>80
Perfumers

30+
Human Clinical Trials In Flight

3,000+
Scientists, Engineers, Technologists & Application

40+
Strategic University Partnerships

10

iff

DIFFERENTIATED
INTEGRATED SOLUTIONS

DIFFERENTIATED & AUGMENTED CAPABILITIES

Complementary capabilities and expertise in Fabric, Home & Personal Care

Illustrative Product Examples

Fabric Care

Superior Cold Water Laundry Detergent



- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Fit-for-purpose delivery and performance)

Personal Care

Improved Shampoo Formula



- **Personal Care Natural Additives** (Renewable moisturizing actives)
- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Delivery & performance)
- **Actives & Antioxidants** (Clean label, shelf-life)
- **Natural Color** (clean label)

Fragrance Ingredients

More Secure & Robust Ingredient Pipeline



- **Libraries** (Extensive Portfolio)
- **Crispr CAS** (Targeted Gene Editing)
- **Enzymes** (Optimizing Synthetic Processes)
- **Biotechnology** (De-Risking Supply)
- **New Molecule Discovery** (Scent Ingredients)
- **Green Chemistry** (Consumer Friendly Processes)
- **Renewability** (Environmentally Responsible Sourcing)
- **Natural or Natural Derived** (Consumer Friendly Materials)

Strengthens product differentiation & accelerates speed-to-market

■ IFF Product Offering ■ DuPont N&B Product Offering

11

TRANSACTION BENEFITS ALL STAKEHOLDERS Strong Competitive Corporate and thorough Governance process leading • Andreas Fibig to serve as Chairman & CEO to the selection Significant value • Balanced board with equal of IFF composition from IFF and creation opportunities DuPont; Breen as Lead Advances Independent Director • Compelling growth profile benefitting DuPont strategy stakeholders and attractive value • Experienced senior leadership of active portfolio creation for shareholders over the team with representation from short, medium and long term both companies management • Will deliver ~$300 million in run-rate to unlock cost synergies and >$400 million in Our shareholder run-rate growth synergies* value • Creates the industry’s People broadest technology portfolio Opportunities for employees to advance in a new market-leading *Expect to achieve run rates year 3 after close company 12

APPROACH FOR N&B INTEGRATION Deal close not expected until end of Q1 2021 • IFF and N&B are highly complementary companies • We see value in our unique skills working together • Closing is not expected until 2021, and we have ample time to plan • First milestone announced 12/19: Rich O’Leary appointed to lead integration for IFF(1) • For DuPont N&B, Angela Naef appointed to lead integration(1) • We are committed to learn from Frutarom as we complete integration in 2H 2020 • Creating a culture of creativity, science, innovation, sustainability & execution We Will Keep You Informed Along The Way 13 (1) Separation Committee still to be announced

WHAT DOES THIS MEAN FOR YOU Need to delivery on our 2020 objectives BUSINESS AS 2 ONGOING TEAM 3 EXCITING 1 USUAL DIALOGUE OPPORTUNITIES AHEAD • Nothing changes right now. 2020 is • We will keep you updated on integration • Together we have the opportunity all about IFF. as we have new information to share to redefine our industry • IFF and N&B remain independent • Expect senior leadership visits • We will be a clear industry leader companies until transaction close throughout 2020 • Significant opportunities for • Our goals, priorities and tasks • Your team leads will continue regular employees, customers & shareholders remain the same check-in meetings and updates • Bring our vision to life! • Let’s keep focus on executing our • Always reach out to your manager if strategy and serving our customers you have questions or concerns 2020 Execution Is Key To Our Future Success 14

IFF

About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn. About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com. About DuPont Nutrition & Biosciences DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following: IFF Contact Information DuPont Contact Information Michael DeVeau DuPont Investors: Media: Michael.DeVeau@iff.com Lori Koch Dan Turner +1 212-708-7164 Lori.d.koch@dupont.com Daniel.a.turner@dupont.com +1 302-999-5631 +1 302-996-8372 16

CAUTIONARY STATEMENT This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 17

PARTICIPANTS IN THE SOLICITATION This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.